UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 000-13979

BREAKWATER RESOURCES LTD.

(Exact name of registrant as specified in its charter)

950-95 Wellington Street West, Toronto, Ontario, Canada (416) 363-4798

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Part I

Item 1. Exchange Act Reporting History

A. State when you first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Breakwater Resources Ltd. (“BWR”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on November 4, 1985.

B. State whether you have filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and whether you have filed at least one annual report under section 13(a).

BWR, has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) for the 12 months preceding the filing of this form, including its annual report on Form 40-F for the fiscal year ended December 31, 2006.

Item 2. Recent United States Market Activity

State when your securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”).

BWR’s securities have never been sold in the United States pursuant to a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. Identify the exchange or exchanges outside the United States, and the foreign jurisdiction in which the exchange or exchanges are located, on which you have maintained a listing of the class of securities that is the subject of this Form, and which, either singly or together with the trading of the same class of the issuer’s securities in another foreign jurisdiction, constitutes the primary trading market for those securities.

BWR’s Common Shares (“BWR Shares”) are listed on the Toronto Stock Exchange (the “TSX”) in Toronto, Canada. The TSX currently constitutes the single and primary trading market for the BWR Shares.

B. Provide the date of initial listing on the foreign exchange or exchanges identified in response to Item 3.A. In addition, disclose whether you have maintained a listing of the subject class of securities on one or more of those foreign exchanges for at least the 12 months preceding the filing of this Form.

The BWR Shares are listed on the TSX and have been continually listed since February 16, 1983.

C. Disclose the percentage of trading in the subject class of securities that occurred in the identified jurisdiction or jurisdictions of your foreign listing as of a recent 12-month period.

For the 12-month period from June 13, 2006 to June 14, 2007, the percentage of trading in BWR Shares on the TSX was 95.12% of the combined volume traded on the TSX, off-exchange markets in the United States and off-exchange markets in Germany (see Exhibit 99.1).

Item 4. Comparative Trading Volume Data

If relying on Rule 12h-6(a)(4)(i), provide the following information:

A. Identify the first and last days of the recent 12-month period used to meet the requirements of that rule provision.

The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 13, 2006 and June 14, 2007, respectively.

B. For the same recent 12-month period, disclose the average daily trading volume of the class of securities that is the subject of this Form both in the United States and on a worldwide basis.

For the 12-month period from June 13, 2006 to June 14, 2007, the average daily trading volume of the BWR Shares in the United States and on a worldwide basis was 198,443 and 4,085,324 respectively (see Exhibit 99.1).

C. For the same recent 12-month period, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

For the 12-month period from June 13, 2006 to June 14, 2007, the percentage of the average daily trading volume of the BWR Shares on a worldwide basis that was traded in the United States was 4.85% (see Exhibit 99.1).

D. Disclose whether you have delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States. If so, provide the date of delisting, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.

Not Applicable

E. Disclose whether you have terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities. If so, provide the date of the ADR facility termination, and, as of that date, disclose the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period.

Not Applicable

F. Identify the sources of the trading volume information used for determining whether you meet the requirements of Rule 12h-6. If you used more than one source, disclose the reasons why you used each source.

The trading volume data for BWR Shares on the TSX was provided by “TSX Historical Data Access”.

The trading volume data for BWR Shares on the off-exchange markets in the United States and off-exchange markets in Germany was retrieved from Bloomberg Professional Service (“Bloomberg”). Bloomberg is a commercial provider of financial market information.

Item 5. Alternative Record Holder Information

Not Applicable

Item 6. Debt Securities

Not Applicable

Item 7. Notice Requirement

A copy of the notice was submitted to the Commission under cover of a Form 6-K on June 27, 2007.

Item 8. Prior Form 15 Filers

Not Applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

BWR will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website (the publicly accessible electronic information delivery system its primary trading market) at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit
Number	Description of Exhibit

99.1	Trading Volume of BWR Shares for the 12-month period ended June 14, 2007

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, BWR has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, BWR certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BREAKWATER RESOURCES LTD.

By: /s/ David C. Langille
David C. Langille
Vice-President, Finance and
Chief Financial Officer

By: /s/ Jason C. Stevens
Jason C. Stevens
Executive Vice-President, Legal and
Corporate Affairs & Secretary

Date: June 28, 2007